UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 1, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                    No ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐                    No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-181333) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated July 2, 2012.

•	Press Release dated July 9, 2012.

•	Press Release dated July 9, 2012.

•	Press Release dated July 10, 2012.

•	Press Release dated July 17, 2012.

•	Press Release dated July 20, 2012.

•	Press Release dated July 27, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: August 1, 2012	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Discusses Investigation and Procedural Changes That

Followed Line 6B Accident in 2010

CALGARY, ALBERTA and HOUSTON, TEXAS – July 2, 2012 – Today, Enbridge Energy Partners, LP (NYSE: EEP) and Enbridge Inc. (TSX:ENB) (NYSE:ENB) received a Notice of Probable Violation (NOPV) from the Pipeline and Hazardous Materials Safety Administration (PHMSA) following the Line 6B accident that occurred near Marshall, Mich. in July 2010. NOPV’s are not unusual after significant pipeline incidents and are one way that PHMSA communicates perceived needs associated with pipeline company compliance and safe operation.

“Enbridge appreciates the hard work and due diligence that PHMSA has put into this investigation,” said Stephen J. Wuori, President, Liquids Pipelines, Enbridge Inc. “Safety has always been core to our operations. Enbridge completed a detailed internal investigation of this incident in the fall of 2010 and has made numerous enhancements to the processes and procedures in our control center since the Line 6B accident, including the training provided to pipeline operators, and has made significant changes in this critical component of our operations. Incident prevention, detection and response have also been enhanced. We will carefully examine the NOPV to determine whether any further adjustments are appropriate.”

Enbridge has worked closely and cooperatively with all federal and state agencies, including PHMSA and the National Transportation Safety Board (NTSB) throughout the investigation of the Line 6B accident, and is now reviewing the NOPV in detail. Enbridge will not comment specifically on the contents of the NOPV until it completes that analysis.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in almost 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs about 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 13 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 70 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2.5 billion cubic feet of natural gas daily.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canada:

Graham White Media (403) 508-6563 or toll-free (888) 992-0997 Email: Graham.white@enbridge.com U.S.: Terri Larson Media (713)353-6317 or toll-free (877) 496-8142 Email: usmedia@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com Sanjay Lad Investment Community Toll-free: (866) EEP INFO or (866) 337-4636 Email: eep@enbridge.com

NEWS RELEASE

Enbridge Announces $250 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, July 9, 2012 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that it has entered into an agreement with a group of underwriters to sell 10 million cumulative redeemable preference shares, series N (the “Series N Preferred Shares”) at a price of $25.00 per share for distribution to the public. Closing of the offering is expected on July 17, 2012.

The holders of Series N Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period to but excluding December 1, 2018. The first quarterly dividend payment date is scheduled for December 1, 2012. The dividend rate will reset on December 1, 2018 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.65 per cent. The Series N Preferred Shares are redeemable by Enbridge, at its option, on December 1, 2018 and on December 1 of every fifth year thereafter.

The holders of Series N Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series O (the “Series O Preferred Shares”), subject to certain conditions, on December 1, 2018 and on December 1 of every fifth year thereafter. The holders of Series O Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.65 per cent.

Enbridge has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional two million Series N Preferred Shares at a price of $25.00 per share.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is co-led by RBC Capital Markets, CIBC World Markets, Scotia Capital Inc., and TD Securities Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Increases Size of Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, July 9, 2012 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that as a result of strong investor demand for its previously announced offering of cumulative redeemable preference shares, series N (the “Series N Preferred Shares”), the size of the offering has been increased to 18 million shares. The aggregate gross proceeds will be $450 million.

The holders of Series N Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period to but excluding December 1, 2018. The first quarterly dividend payment date is scheduled for December 1, 2012. The dividend rate will reset on December 1, 2018 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.59 per cent. The Series N Preferred Shares are redeemable by Enbridge, at its option, on December 1, 2018 and on December 1 of every fifth year thereafter.

The holders of Series N Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series O (the “Series O Preferred Shares”), subject to certain conditions, on December 1, 2018 and on December 1 of every fifth year thereafter. The holders of Series O Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.65 per cent.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is co-led by RBC Capital Markets, CIBC World Markets, Scotia Capital Inc., and TD Securities Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge discusses findings in NTSB report on Line 6B accident

CALGARY, ALBERTA and HOUSTON, TEXAS – July 10, 2012 – The National Transportation Safety Board (NTSB) today discussed the results of its investigation into the Line 6B crude oil release that occurred in July 2010. Enbridge Inc. (TSX: ENB) (NYSE: ENB) (“Enbridge”) and Enbridge Energy Partners, LP (NYSE: EEP) (“EEP”) appreciate the hard work and due diligence of the NTSB throughout this process.

“We very much appreciate the patience of residents in the communities who were affected by the Line 6B release,” said Patrick D. Daniel, Chief Executive Officer, Enbridge Inc. “Under the direction of the U.S. Environmental Protection Agency and local health authorities, the Kalamazoo River was re-opened last month for recreational use. We are also pleased to note that wildlife has returned to the area.”

“We believe that the experienced personnel involved in the decisions made at the time of the release were trying to do the right thing. As with most such incidents, a series of unfortunate events and circumstances resulted in an outcome no one wanted,” said Mr. Daniel.

“Safety has always been core to our operations. Our intent from the beginning of this incident has been to learn from it so we can prevent it from happening again, and to also share what we have learned with other pipeline operators,” said Stephen J. Wuori, President, Liquids Pipelines, Enbridge Inc. “Enbridge and EEP conducted a detailed internal investigation of this incident in the months following the release and have made numerous enhancements to their processes, procedures and training as a result of the findings of the investigation, including in the control center. Incident prevention, detection and response have also been enhanced. We will carefully examine the findings in the NTSB report to determine whether any further adjustments are appropriate.”

Enbridge and EEP have worked closely and cooperatively with the NTSB throughout its investigation, and are now reviewing the summary report. Enbridge and EEP will not comment specifically on the contents of the Final Report until it is released by the NTSB Board and analysis of the report has been completed.

For more information on lessons learned please go to the following link:

http://enbridge.com/ntsbpostreport

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in almost 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs about 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 13 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 70 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2.5 billion cubic feet of natural gas daily.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canada:

Graham White Media (403) 508-6563 or toll-free (888) 992-0997 Email: graham.white@enbridge.com U.S.: Terri Larson Media (713)353-6317 or toll-free (877) 496-8142 Email: usmedia@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com Sanjay Lad Investment Community Toll-free: (866) EEP INFO or (866) 337-4636 Email: eep@enbridge.com

NEWS RELEASE

Enbridge Announces closing of $450 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, July 17, 2012 – Enbridge Inc. (TSX:ENB)(NYSE:ENB) today announced it has closed its previously announced public offering of Cumulative Redeemable Preference shares, Series N (the “Series N Preferred Shares”) by a syndicate of underwriters led by RBC Capital Markets, CIBC, Scotiabank, and TD Securities Inc. Enbridge issued 18 million Series N Preferred Shares for gross proceeds of $450 million. The Series N Preferred Shares will begin trading on the TSX today under the symbol ENB.PR.N. The net proceeds will be used to partially fund capital projects, to reduce short term indebtedness and for other general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Series N Preferred Shares in any jurisdiction. The Series N Preferred Shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Northern Gateway files Reply Evidence to JRP, makes pledge to heighten pipeline safety, operations measures

CALGARY, ALBERTA – July 20, 2012 – Today Enbridge Inc. (TSX, NYSE: ENB) announced Northern Gateway has filed Reply Evidence in the regulatory application for the project and, contained in that filing, details further enhancements in pipeline design and operations. These extra measures build on the plan in the application presently before federal regulators that already far surpasses industry codes and standards.

“We recognize that there are concerns among Aboriginal groups and the public around pipeline safety and integrity. We had already planned to build a state-of-the-art project, using the most advanced technology, safety measures and procedures in the industry today,” said Janet Holder, Executive Vice President, Western Access, Enbridge Inc. “With these enhanced measures, we will make what is already a very safe project even safer in order to provide further comfort to people who are concerned about the safety of sensitive habitats in remote areas.”

Enbridge and the Northern Gateway project team have worked hard to ensure this unique project would be built and operated to the highest standards. The measures contained in the Reply Evidence go above and beyond anything that has ever been done before in the industry.

The extra measures include:

–	Increasing pipeline wall thickness of the oil pipeline

–	Additional pipeline wall thickness for water crossings such as major tributaries to the Fraser, Skeena and Kitimat Rivers

–	Increasing the number of remotely-operated isolation valves. This would increase the number of isolation valves in BC by 50%

–	Increasing frequency of in-line inspection surveys across entire pipeline system by a minimum 50% over and above current standards

–	Installing dual leak detection systems

–	Staff pump stations in remote locations on a 24/7 basis for on-site monitoring, heightened security, and rapid response to abnormal conditions

Enbridge expects these extra measures will carry an additional cost of approximately $400 million – $500 million.

“After years of consultation with stakeholders and after personally attending many regulatory hearings for Northern Gateway, it has become clear – we have to do everything we can to ensure confidence in the project,” said Ms. Holder. “We’ve listened. We have often been asked if we could guarantee that we would never have a significant pipeline failure over the years on Northern Gateway. These initiatives will put the project closer than any pipeline system in the world to providing that guarantee.”

The Northern Gateway Project is a proposed 1,176-km twin pipeline system and marine terminal. The proposed project, currently under regulatory review, would transport 525,000 barrels per day (bpd) of oil for export and import 193,000 bpd of condensate.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in almost 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs about 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canada:

Todd Nogier Media Toll-free (888) 992-0997 Email: todd.nogier@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Crude Oil Release Contained on Enbridge Energy Partners’ Line 14

HOUSTON, TEXAS – July 27, 2012 – Enbridge Energy Partners, LP (NYSE: EEP) (“the Partnership”) reported this afternoon that a release of crude oil from Line 14 has been contained. The site is near Grand Marsh, Wisconsin.

At approximately 2:45 CDT, July 27, 2012 the Enbridge Pipelines Control Center detected a pressure drop on Line 14. Control Center operators shut down and immediately isolated the line. Enbridge emergency crews were promptly deployed to the site.

No one was injured. The oil has been contained on the west side of County Road G in a field, mostly on the pipeline right-of-way. The initial estimate of the volume released is approximately 1200 barrels.

“Enbridge is treating this situation as a top priority,” said Richard Adams, vice president, U.S. Operations, Enbridge. “We are bringing all necessary resources to bear. Our immediate focus is on keeping our workers and the public safe as we work to remove the oil and clean up the site.”

Enbridge has notified and is working with emergency officials and the appropriate regulators. The cause of the release has not been determined and is being investigated.

At this time, Enbridge does not have an estimated time for restart of the line.

Line 14 is a 24-inch pipeline with capacity of 317,600 barrels per day, installed in 1998. It predominantly transports light crude oil to Chicago area refineries. It is part of the Partnership’s Lakehead System and owned by Enbridge Energy, Limited Partnership, a subsidiary of the Partnership.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 13 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 70 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2.5 billion cubic feet of natural gas daily.

FOR FURTHER INFORMATION PLEASE CONTACT:

U.S.:

Lorraine Little

Media

(715) 398-4677 or toll-free (877) 496-8142

Email: usmedia@enbridge.com

Sanjay Lad

Investment Community

Toll-free: (866) EEP INFO or (866) 337-4636

Email: eep@enbridge.com

Canada:

Graham White

Media

(403) 508-6563 or toll-free (888) 992-0997

Email: Graham.white@enbridge.com

Jody Balko

Investment Community

(403) 231-5720

Email: jody.balko@enbridge.com